UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Vista Oil & Gas, S.A.B. de C.V.
(Name of Issuer)

Vista Oil & Gas, S.A.B. de C.V.
(Translation of Issuer’s Name into English)

Series A Shares, no par value
American Depositary Shares, each representing one series A share, no par value**
(Title of Class of Securities)
92837L 109***
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** On July 25, 2019, Vista Oil & Gas, S.A.B. de C.V. (the “Company”) registered American Depositary Shares (“ADSs”) (each representing one series A share of the Company) under Section 12(b) of the Act.

*** CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

CUSIP No. 92837L 109	13G

1	NAMES OF REPORTING PERSONS
Miguel Matías Galuccio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,904,306 (1)

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
4,904,306 (1)

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,904,306 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.48% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes: (i) 2,482,700 series A shares, no par value of the Company, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 270,270 series A shares deliverable upon exercise of 270,270 vested stock options, (iv) 480,769 series A shares deliverable upon exercise of 480,769 unvested stock options that vest within 60 days of December 31, 2019, and (v) 186,567 series A shares deliverable upon vesting of 186,567 restricted stock units within 60 days of December 31, 2019.  See Item 4.

(2) This calculation is based on 89,555,110 series A shares outstanding, which includes (i) 87,133,504 series A shares outstanding as of December 31, 2019, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 270,270 series A shares deliverable upon exercise of 270,270 vested stock options, (iv) 480,769 series A shares deliverable upon exercise of 480,769 unvested stock options that vest within 60 days of December 31, 2019, and (v) 186,567 series A shares deliverable upon vesting of 186,567 restricted stock units within 60 days of December 31, 2019.

CUSIP No: 92837L 109

Item 1	(a). Name of Issuer: Vista Oil & Gas, S.A.B. de C.V. (the “Company”)

Item 1	(b). Address of Issuer’s Principal Executive Offices: Calle Volcán 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, 11000, Mexico.

Item 2	(a). Name of Person Filing: Miguel Matías Galuccio.

Item 2	(b). Address of Principal Business Office or, if none, Residence: Calle Volcán 150, Floor 5, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, Mexico City, 11000, Mexico.

Item 2	(c). Citizenship: Republic of Argentina.

Item 2	(d). Title of Class of Securities:

Series A shares, no par value

Item 2	(e). CUSIP Number: 92837L 109 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

All calculations of percentage ownership herein are based on 89,555,110 series A shares outstanding, which includes (i) 87,133,504 series A shares outstanding as of December 31, 2019, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 270,270 series A shares deliverable upon exercise of 270,270 vested stock options, (iv) 480,769 series A shares deliverable upon exercise of 480,769 unvested stock options that vest within 60 days of December 31, 2019, and (v) 186,567 series A shares deliverable upon vesting of 186,567 restricted stock units within 60 days of December 31, 2019. The series A shares deliverable upon exercise of the warrants or stock options and vesting of the restricted stock units are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933.

(a) AMOUNT BENEFICIALLY OWNED: 4,904,306 series A shares, including: (i) 2,482,700 series A shares, no par value of the Company, (ii) 1,484,000 series A shares deliverable upon exercise of 4,452,000 warrants, (iii) 270,270 series A shares deliverable upon exercise of 270,270 vested stock options, (iv) 480,769 series A shares deliverable upon exercise of 480,769 unvested stock options that vest within 60 days of December 31, 2019, and (v) 186,567 series A shares deliverable upon vesting of 186,567 restricted stock units within 60 days of December 31, 2019. The series A shares deliverable upon exercise of the warrants or stock options and vesting of the restricted stock units are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933.

Three warrants entitle the holder thereof to purchase one series A share.

(b) PERCENT OF CLASS: 5.48%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, 4,904,306.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE, -0-.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, 4,904,306.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, -0-.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020.

By:	/s/ Miguel Matías Galuccio

Name: Miguel Matías Galuccio